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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20059



                                  SCHEDULE 13G





                    Under the Securities Exchange Act of 1934



                                Original Filing


                               WEIS MARKETS, INC.
                                (Name of Issuer)


                         WEIS MARKETS, INC. COMMON STOCK
                         (Title of Class of Securities)


                                   948849-104
                                 (CUSIP Number)





Check the following box if a fee is being paid with this statement:  [ ]




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CUSIP NO.   948849-104

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   1       NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NUMBERS OF ABOVE PERSONS

           SIDNEY APFELBAUM
           S.S.# ###-##-####

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   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [ ]
                                                                       (b)  [X]
           (See Instructions)

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   3       SEC USE ONLY


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   4       CITIZENSHIP OR PLACE OF ORGANIZATION

           United States

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                             5      SOLE VOTING POWER

                                    0
       NUMBER OF
        SHARES              ----------------------------------------------------
     BENEFICIALLY            6      SHARED VOTING POWER
       OWNED BY
         EACH                       2,435,497
       REPORTING
        PERSON              ----------------------------------------------------
         WITH
                             7      SOLE DISPOSITIVE POWER

                                    787

                            ----------------------------------------------------

                             8      SHARED DISPOSITIVE POWER

                                    2,453,247


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   9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,454,034
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   10      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES (See Instructions)
                                                                           N/A

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   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           5.87%
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   12      TYPE OF REPORTING PERSON
           (See Instructions)                                       INDIVIDUAL

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                              EP = Employee Benefit Plan, Pension Fund which is
                                   subject to the provisions of the Employee
                                   Retirement Income Security Act of 1974 or
                                   Endowment Fund, see Section 240.13-d(1)(b)
                                   (1)(ii)(F)

                              HC = Parent Holding Company, in accordance with
                                   Section 240.13-d(1)(b)(1)(ii)(G)


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Item 4            Ownership:
                            See Items 5 through 9 and 11 of cover page(s) as to each reporting person.


Item 5            Ownership of Five Percent or Less of a Class:

                                    Not applicable

Item 6            Ownership of More than Five Percent on Behalf of
                  Another Person:

                                    Not applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company:

                                    Not applicable

Item 8            Identification and Classification of Members of a Group:

                                    Not applicable

Item 9            Notice of Dissolution of Group:

                                    Not applicable

Item 10           Certification:

                  By signing below I certify that to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. This filing is required as a result of the transfer of 2,435,497 shares of Weis Markets, Inc. Common Stock to a Trust with Mellon Bank, N.A. and the undersigned Co-Trustees.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:   December 17, 1998                          /s/ Sidney Apfelbaum
      -----------------------                     ----------------------
                                                        Sidney Apfelbaum